02041225

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
6-3-02

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2002
(June 12, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

exhibit Index
Begins on page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc released on June 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: June 13, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

	Exhibit	Page No. in Sequential Numbering System
A.	Release of British Sky Broadcasting Group plc.	5

Exhibit A

sky

press release

TAURUS HOLDING INSOLVENCY

On 13 May 2002, BSkyB (the "Group") announced that it had exercised its put option to transfer the Group's 22 per cent equity interest in KirchPayTV to Taurus Holding (formerly known as Kirch Holding).

The Group notes that Taurus Holding has today filed for insolvency. The Group continues to monitor the situation carefully insofar as it relates to its interest in KirchPayTV and its put option to Taurus Holding.

ENDS

Notes to Editors

1. On 8 May 2002 KirchPayTV filed for insolvency due to illiquidity and over-indebtedness.

2. When the Group announced that it had exercised its put option it noted that unless the then current liquidity issues of Taurus Holding were adequately resolved, the Group believed that it was unlikely to receive a significant amount, if anything, as the result of its exercise of the put option.

3. In the Group's Interim Results Statement published on 8 February 2002 the Group announced that as at 31 December 2001, following an impairment review, the carrying value of its investment in KirchPayTV had been written down to nil.

British Sky Broadcasting Ltd · Grant Way · Isleworth · Middlesex TW7 5QD
T 0870 240 3000 · F 0870 240 3060
sky.com

Registered in England No.2906991 VAT registered No.440 6274 67

To access previous press releases visit sky.com/corporate/press